UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 -------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  Nephros, Inc.
                                  -------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    640671103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 640671103

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Donald G. Drapkin
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER
       NUMBER                          645,759*
       OF                    ---------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY                    0
       OWNED BY              ---------------------------------------------------
       EACH                     7)     SOLE DISPOSITIVE POWER
       REPORTING                       645,759*
       PERSON                ---------------------------------------------------
       WITH                     8)     SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       645,759*
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.2%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

* Includes 135,837 shares issuable upon exercise of options granted under the Issuer's 2000 and 2004 Equity Incentive Plans, which had vested by December 31, 2005.


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

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

            Nephros, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3960 Broadway
            New York, New York  10032

Item 2(a).  Name of Person Filing:  Donald G. Drapkin

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            35 East 62nd Street
            New York, New York  10021

Item 2(c).  Citizenship: United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:   640671103

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   An investment adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)         Amount beneficially owned: 645,759

            (b)         Percent of class:  5.2%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote: 645,759

                        (ii)  Shared power to vote or to direct the vote:  None

                        (iii) Sole power to dispose or to direct the disposition
                              of: 645,759

                        (iv) Shared power to dispose or to direct the disposition of: None

            The shares reported as beneficially owned include 135,837 shares issuable upon exercise of options granted under the Issuer's 2000 and 2004 Equity Incentive Plans, which had vested by December 31, 2005.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

            Not applicable

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 13, 2006
                                    ----------------------------
                                        Date


                                    /s/ Donald G. Drapkin
                                    ----------------------------
                                        Donald G. Drapkin





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